Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Builds Commercialization Expertise with Appointment of Chief Technology Officer

For Immediate Release – December 15, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced the appointment of Dr. Chris Guzy as Chief Technology Officer.  Effective January 17, 2005, Dr. Guzy will lead the technology team responsible for realizing Ballard’s mission of developing fuel cell power as a practical alternative to internal combustion engines through technology leadership.

“Dr. Guzy has significant experience advancing technology from the development phase through to design, manufacture and sale.  He brings to Ballard a demonstrated ability to build teams that can generate breakthrough solutions to difficult challenges,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Dr. Guzy’s extensive global experience in a world class technology-driven environment is exactly what Ballard needs to continue developing the technology that will enable a hydrogen economy.”

Dr. Guzy has spent the past 17 years at General Electric, where he is currently General Manager at GE Healthcare in Budapest, Hungary.  During his tenure with General Electric, he has led product development and commercialization activities in various divisions, including GE Plastics, GE Appliances, GE Lighting and GE Healthcare.  Prior to joining General Electric, Dr. Guzy was a Section Head at Nestec, S.A., in Switzerland and Station Director of the School of Chemical Engineering Practice and Assistant Professor of Chemical Engineering at the Massachusetts Institute of Technology.

During his time with GE Healthcare, Dr. Guzy built and led the technology organization that develops new products for interventional and diagnostic imaging and provided executive oversight of the related manufacturing and sourcing operations in Budapest. At GE Lighting, he led a global organization that was responsible for new product and process development in linear fluorescent technology, including the development of new phosphors for the complete product line.

“I am delighted to be joining the world’s leading developer and manufacturer of proton exchange membrane fuel cell technology,” said Dr. Guzy. “My recent experiences in the high-technology medical field combined with my product experience and chemical engineering background make this role a perfect fit for my skills and I look forward to working with the Ballard team to advance fuel cell technology.”

“Dr. Charles Stone, Dr. Fred Flett and Jim Sturek have done a tremendous job leading Ballard’s R&D and product development efforts for most of 2004,” added Mr. Campbell.  “Dr. Guzy brings the unique combination of skills, experience, and education that will round out our team and complement the outstanding technical talent already in place at Ballard.”

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cells for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi and Nissan, among others.

Note to editors: To arrange an interview with Dennis Campbell, please contact Michelle Cormack or Rebecca Young at 604-454-0900.  For more information on what the world’s leading developer and manufacturer of PEM fuel cells is doing with Power to Change the World®, visit Ballard’s website at www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.